August 30, 2024

Mark Blick
Chief Executive Officer and Director
Diginex Ltd
Smart-Space Fintech 2, Room 3
Unit 401-404 Core C
Cyberport, Telegraph Bay
Hong Kong

       Re: Diginex Ltd
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 13, 2024
           CIK No. 0002010499
Dear Mark Blick:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement Filed on Form F-1 on August 13, 2024 Corporate History
The Restructuring, page 32

1. Please given retroactive effect throughout the document to the stock-split consummated on July 15, 2024.
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.
 August 30, 2024
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology